SCHEDULE A

1. **Solios, Inc.**

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Solios, Inc., a Delaware corporation ("Solios"), are set forth below. If no business address is given, the director's or executive officer's business address is 1850 Gateway Drive, 6th Floor, San Mateo, CA 94404. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Solios. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Director Name	Present Principal Occupation Including Name and Address of Employer
Austin Reid	Global Head of Revenue and Business, FalconX
Executive Officer Name	**Present Principal Occupation Including Name and Address of Employer**
Executive Officers (Who Are Not Directors)	
Brian Crist	Chief Legal and Compliance Officer & Corporate Secretary, FalconX
Joseph Fusco	Head of Risk, FalconX
Matthew Whaley	Vice President, Treasurer, FalconX
Sujay Jaladi	Vice President of Security, FalconX

2. **FalconX Alpha, Inc.**

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of FalconX Alpha, Inc., a Delaware corporation ("FalconX Alpha"), are set forth below. If no business address is given, the director's or executive officer's business address is 1850 Gateway Drive, 6th Floor, San Mateo, CA 94404. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to FalconX Alpha. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Director Name	Present Principal Occupation Including Name and Address of Employer
Raghu Yarlagadda	Chief Executive Officer, FalconX
Executive Officer Name	**Present Principal Occupation Including Name and Address of Employer**
Executive Officers (Who Are Not Directors)	
Brian Crist	Chief Legal and Compliance Officer & Corporate Secretary, FalconX
Ivan Galli	Vice President of Corporate Strategy, FalconX
Matthew Whaley	Vice President, Treasurer, FalconX

3. **Monarch Digital, Inc.**

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Monarch Digital, Inc., a Delaware corporation ("Monarch Digital"), are set forth below. If no business address is given, the director's or executive officer's business address is 1850 Gateway Drive, 6th Floor, San Mateo, CA 94404. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Monarch Digital. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Director Name	Present Principal Occupation Including Name and Address of Employer
Aditya Jalan	Chief of Staff, FalconX
Executive Officer Name	**Present Principal Occupation Including Name and Address of Employer**
Executive Officers (Who Are Not Directors)	
Brian Crist	Chief Legal and Compliance Officer & Corporate Secretary, FalconX
Ben Grigus	Senior Director, Corporate Development, FalconX